Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

        We consent to the reference to our firm under the caption "Experts" and to use of our reports dated February 28, 2017, with respect to the consolidated financial statements and schedule of Pinnacle Entertainment, Inc. and the effectiveness of internal control over financial reporting of Pinnacle Entertainment, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, and incorporated by reference in the Joint Proxy Statement/Prospectus of Penn National Gaming, Inc. and Pinnacle Entertainment, Inc. that is made a part of the Registration Statement (Form S-4) and Prospectus of Penn National Gaming, Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Las Vegas, Nevada
February 7, 2018